FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
SUN MEDIA CORPORATION

(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURE

Quarterly Report for the Period Ending
September 30, 2007 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending September 30, 2007 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or “the Company”), a large newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 212 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates seven free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal and Ottawa. The Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers and 185 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F/A) for the year ended December 31, 2006. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
RECENT DEVELOPMENTS
Subsequent Event
On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media. The Company utilized proceeds of this financing plus $43.4 million of cash from operations to repay the balance of its Term Loan B including accrued interest, and settled related hedging contracts for total cash consideration of $280.9 million.
In addition, on October 31, 2007, the Company entered into a Fifth Amending Agreement to its credit agreement. The amendment extends the term to October 31, 2012, and modifies certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.
Acquisitions
During the third quarter of 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25% to 75% for cash consideration of $7.9 million. In the third quarter of 2007, the Company also acquired the remaining 50% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4.5 million. Prior to the acquisition, the Company had advanced funds of $1,795 to the 50% non-controlling interest of Vancouver 24 Hours. These acquisitions resulted in total preliminary goodwill of $13.0 million. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
OPERATING RESULTS
The comments and analysis in this report are based on Sun Media’s primary consolidated financial statements, which are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) (elements of the reconciliation to U.S. GAAP are presented in Note 15 of the attached unaudited interim consolidated financial statements).

1

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Management uses the supplemental financial measure “operating income” to assess its operating results and financial performance. Operating income, as defined by the Company, and ratios using this measure, are not required by or recognized under Canadian GAAP. Operating income, as reconciled to net income under Canadian GAAP, is defined by the Company as net income before amortization, restructuring charges, financial expenses, equity losses, income taxes and non-controlling interest. Operating income and ratios using this measure are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or the statements of cash flows as a measure of liquidity. Operating income should not be considered in isolation from, or as a substitute for analysis of, the Company’s financial information reported under Canadian GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by financial analysts and other users of the Company’s financial information to analyze and compare companies in the newspaper industry. Operating income, as defined by the Company, has limitations as an analytical tool, including:
•	it does not reflect financial expenses or the cash necessary to make interest payments;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash necessary to pay expenses relating to the Company’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments;

•	it does not reflect equity losses, including equity losses in SUN TV; and

•	it does not reflect potential cash requirements to maintain the Company’s interest in SUN TV.
Sun Media’s definition of operating income is not identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure.
The following table provides the reconciliation of net income to operating income and the reconciliation of operating income to cash flows provided by operations under Canadian GAAP, for the three and nine months ended September 30, 2007 and 2006.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		(In thousands of Canadian dollars)

Net income	$32,363	$30,133	$73,175	$83,385
Amortization	6,705	9,369	23,243	27,286
Restructuring charges	2,497	—	13,204	7,765
Financial expenses	3,012	6,770	30,361	35,238
Equity loss on investment in SUN TV	758	542	1,973	2,380
Income tax expense (recovery)	5,515	144	166	(12,056)
Non-controlling interest	194	358	935	1,161

Operating income, as defined	$51,044	$47,316	$143,057	$145,159

Restructuring charges	(2,497)	—	(13,204)	(7,765)
Financial expenses	(3,012)	(6,770)	(30,361)	(35,238)
Current income taxes	(282)	(29)	(952)	(1,187)
Other items not involving cash	(8,188)	(3,992)	(2,343)	4,007
Changes in non-cash balances related to operations	(1,786)	(2,358)	12,200	(13,893)

Cash flows provided by operations	$35,279	$34,167	$108,397	$91,083

Three Months Ended September 30, 2007 compared to the Three Months Ended September 30, 2006

2

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Revenues

	Three months ended September 30,
	2007	2006
	(In thousands of Canadian dollars)

Advertising revenues	$162,092	$157,317
Circulation revenues	36,226	38,915
Distribution, commercial printing and other revenues	23,751	24,465

Total revenues	$222,069	$220,697

Consolidated revenues for the three months ended September 30, 2007 were $222.1 million compared to $220.7 million for the three months ended September 30, 2006.
Advertising revenues were $162.1 million for the three months ended September 30, 2007, an increase of $4.8 million or 3.0%, from $157.3 million for the three months ended September 30, 2006. The Company’s recently launched free daily publications in Ottawa, Edmonton and Calgary accounted for $1.4 million of the increase in advertising revenues. In addition, the Company continued to generate growth in its free daily publications in Toronto, Montreal and Vancouver, as well as in its community publications. However, the Company’s paid urban daily newspapers experienced soft revenues, particularly in the retail category.
Circulation revenues were $36.2 million for the three months ended September 30, 2007, a decrease of $2.7 million or 6.9%, from $38.9 million for the three months ended September 30, 2006, due to declining circulation revenues in the paid urban daily newspapers. The most significant declines were at the Toronto Sun, Le Journal de Québec and Le Journal de Montréal.
Distribution, commercial printing and other revenues of $23.8 million for the three months ended September 30, 2007, were $0.7 million or 2.9% less than the same period in the prior year, largely as a result of the closure of some profitable distribution operations.
Cost of Sales, Selling and Administrative Expenses
Cost of sales, selling and administrative expenses were $171.0 million for the three months ended September 30, 2007, a decrease of $2.4 million or 1.4% from $173.4 million for the three months ended September 30, 2006.
Payroll expenses were $79.6 million for the three months ended September 30, 2007, a decrease of $4.1 million or 4.8% from $83.7 million for the three months ended September 30, 2006. Payroll expenses decreased primarily due to staff reductions relating to restructuring initiatives, the transfer of production salaries from certain newspapers to press facilities owned by Quebecor Media and savings recorded by Le Journal de Québec relating to a labour disruption. Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 2, 2007. These savings were partly offset by higher stock compensation expense of $2.0 million and normal wage increases. Furthermore, payroll expenses in the third quarter of 2006 included labour savings as a result of a lockout at Le Journal de Montréal.

3

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Other expenses, including newsprint, production, sales and administration costs, were $91.4 million for the three months ended September 30, 2007, an increase of $1.7 million or 1.9% from $89.7 million for the three months ended September 30, 2006. Other expenses increased as a result of additional costs relating to the newly launched free daily publications in Ottawa, Edmonton and Calgary, and incremental expenses relating to the current labour disruption at Le Journal de Québec. The increases in other expenses were offset by lower expenses at Le Journal de Montréal as 2006 included incremental costs related to an employee lockout. In addition, the Company benefited from lower newsprint prices in 2007 as compared to 2006.
Operating Income
Operating income, as defined by the Company, was $51.0 million for the three months ended September 30, 2007, an increase of $3.7 million or 7.8%, from $47.3 million for the three months ended September 30, 2006. Excluding the losses relating to the newly launched free daily publications, operating income increased by $5.8 million compared to the prior year, largely due to savings in salary and newsprint expenses.
The Company’s operating income margin for the three months ended September 30, 2007 was 23.0% compared to 21.4% for the three months ended September 30, 2006.
Amortization
Amortization was $6.7 million for the three months ended September 30, 2007 compared to $9.4 million for the three months ended September 30, 2006. Amortization for the three months ended September 30, 2007 includes an additional amortization of $0.9 million (2006 — $3.2 million) relating to the shortened estimated useful life of production equipment associated with the consolidation and relocation of the Company’s printing plants, as further described in Note 5(a) of the Company’s unaudited interim consolidated financial statements.
Restructuring Charges
Restructuring charges for the three months ended September 30, 2007 were $2.5 million (2006 - $nil).
In August 2005, Quebecor Media announced a plan to invest in a new printing facility located in Toronto, Ontario and transfer the printing of certain publications of the Company in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media to be located in Saint-Janvier-de-Mirabel, Québec. During the third quarter of 2007, the Company recorded termination benefits of $2.4 million related to the pending closure of the Toronto Sun printing facility. The Company expects to make payments of over $5.0 million relating to the eliminated positions at the Toronto Sun in the fourth quarter of 2007. The remaining payments will be paid over time in accordance to termination agreements.
In June 2006, the Company announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. No further costs were accrued in the quarter relating to the restructuring of news production operations across the organization.
Finally, in 2006 the Company implemented a voluntary and involuntary workforce reduction program. During the three-month period ended September 30, 2007, the Company recorded a severance charge of $0.1 million relating to these general workforce reduction programs.

4

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Financial Expenses
Financial expenses for the three months ended September 30, 2007 were $3.0 million, a decrease of $3.8 million from $6.8 million for the three months ended September 30, 2006. For the three months ended September 30, 2007, the Company recorded a net unrealized gain on derivative instruments and on foreign currency translation of financial instruments of $8.5 million, compared to a net unrealized gain of $4.6 million in the comparable period last year.
Sun Media also earned dividend income of $15.2 million during the three months ended September 30, 2007 (2006 — $34.1 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $14.3 million (2006 — $33.1 million) and dividend income on its investment in SUN TV preferred shares of $0.9 million (2006 — $1.0 million). Concurrently, Sun Media incurred interest expense of $14.7 million during the three months ended September 30, 2007 (2006 — $33.1 million) comprised of interest expense on its convertible obligation to Quebecor Media of $13.8 million (2006 — $32.1 million) and interest expense on its convertible obligation to SUN TV of $0.9 million (2006 — $1.0 million).
Excluding the net unrealized gains on derivative instruments and on foreign currency translation of financial instruments, dividend income and interest on convertible obligations, interest expense decreased $0.4 million compared to the prior year due to a lower average debt balance.
Income Taxes
Sun Media’s income tax expense was $5.5 million for the three months ended September 30, 2007 compared to income tax expense of $0.1 million for the three months ended September 30, 2006. The following table summarizes the main components which resulted in the Company’s income tax expense for the three months ended September 30, 2007 and 2006:

	Three months ended September 30,
	2007	2006
	(In thousands of Canadian dollars)

Income before income taxes and non-controlling interest	$38,072	$30,635
Less: Net gain on derivative instruments and on foreign currency translation of financial instruments	(8,505)	(4,608)
Less: Non-taxable dividend income	(15,189)	(34,059)

	$14,378	$(8,032)
Statutory tax rate	33.8%	33.8%

	4,860	(2,715)
Tax effect on net loss on derivative instruments and on foreign currency translation of financial instruments	1,610	2,098
Recognition of deferred credit relating to acquisition of non-capital losses (1)	(1,443)	—
Other	488	761

Income tax expense	$5,515	$144

(1)	On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for net cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit. During the third quarter of 2007, the Company recognized $1.4 million of this deferred credit and decreased future income tax expense by the same amount.

5

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Nine Months Ended September 30, 2007 compared to the Nine Months Ended September 30, 2006
Revenues

	Nine months ended September 30,
	2007	2006
	(In thousands of Canadian dollars)

Advertising revenues	$497,944	$487,743
Circulation revenues	113,055	118,683
Distribution, commercial printing and other revenues	71,887	74,922

Total revenues	$682,886	$681,348

Consolidated revenues for the nine months ended September 30, 2007 were $682.9 million compared to $681.3 million for the nine months ended September 30, 2006, a decrease of $1.6 million.
Advertising revenues were $497.9 million for the nine months ended September 30, 2007, an increase of $10.2 million or 2.1%, from $487.7 million for the nine months ended September 30, 2006. The Company’s free daily publications accounted for $9.0 million of the increase in advertising revenues. In addition, the Company continued to generate growth in its community publications. These increases in advertising revenue were offset partly by declines in the Company’s paid urban daily newspapers. The largest declines were at the Toronto Sun and Le Journal de Québec, which is currently experiencing a labour conflict.
Circulation revenues were $113.1 million for the nine months ended September 30, 2007, a decrease of $5.6 million or 4.7%, from $118.7 million for the nine months ended September 30, 2006. Most of the urban daily newspapers experienced soft circulation revenues due in part to declining circulation. The most significant declines were at the Toronto Sun, Le Journal de Montréal and Le Journal de Québec.
Distribution, commercial printing and other revenues of $71.9 million for the nine months ended September 30, 2007 were $3.0 million or 4.1% less than the same period in the prior year. Lower distribution revenues due to the closure of a distribution facility in Calgary, and lower commercial printing revenues explained most of the decrease compared to the prior year.
Cost of Sales, Selling and Administrative Expenses
Cost of sales, selling and administrative expenses were $539.8 million for the nine months ended September 30, 2007, an increase of $3.6 million or 0.7% from $536.2 million for the nine months ended September 30, 2006.
Payroll expenses were $260.5 million for the nine months ended September 30, 2007, a decrease of $6.5 million or 2.4% from $267.0 million for the nine months ended September 30, 2006. Payroll expenses decreased primarily due to staff reductions resulting from the Company’s restructuring initiatives, the transfer of printing from certain newspapers to new press facilities owned by Quebecor Media, and savings recorded by Le Journal de Québec relating to the labour disruption. These savings were partly offset by normal wage increases, higher stock compensation expense of $4.4 million and additional charges recorded by Le Journal de Montréal relating to an unfavourable arbitration ruling on the lockout of its press employees which ended on February 21, 2007. In addition, the launch of new free publications in Ottawa, Edmonton and Calgary this year and late 2006 resulted in additional payroll expenses.

6

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Other expenses, including newsprint, production, sales and administrative costs, were $279.3 million for the nine months ended September 30, 2007, an increase of $10.1 million or 3.8% from $269.2 million for the nine months ended September 30, 2006. The increase in other expenses was due to the additional costs relating to the newly launched free daily publications in Ottawa, Edmonton and Calgary, incremental expenses relating to the ongoing labour disruption at Le Journal de Québec and additional promotion expenses in the urban publications incurred to generate circulation. The increases in other expenses were offset partly by lower newsprint prices and management fees compared to the prior year.
Operating Income
Operating income, as defined by the Company, was $143.1 million for the nine months ended September 30, 2007, a decrease of $2.1 million or 1.4%, from $145.2 million for the nine months ended September 30, 2006. Excluding the losses relating to the newly launched free daily publications, operating income increased by $4.1 million compared to the prior year.
The Company’s operating income margin for the nine months ended September 30, 2007 was 20.9% compared to 21.3% for the nine months ended September 30, 2006.
Amortization
Amortization was $23.2 million for the nine months ended September 30, 2007 compared to $27.3 million for the nine months ended September 30, 2006. Amortization for the nine months ended September 30, 2007 includes additional amortization of $4.8 million (2006 — $8.2 million) relating to the shortened estimated useful life of production equipment associated with the consolidation and relocation of the Company’s printing plants.
Restructuring Charges
Restructuring charges for the nine months ended September 30, 2007 were $13.2 million, compared to $7.8 million during the same period in 2006.
During the nine months ended September 30, 2007, the Company recorded termination benefits of $6.6 million in connection with the restructuring of printing facilities at the Toronto Sun and the Ottawa Sun. The Company also recorded additional severance costs of $2.3 million relating to the restructuring of news production operations across the organization. Finally, the Company recorded additional severance costs of $4.3 million relating to general workforce reduction initiatives.
Financial Expenses
Financial expenses for the nine months ended September 30, 2007 were $30.4 million, a decrease of $4.8 million from $35.2 million for the nine months ended September 30, 2006. For the nine months ended September 30, 2007, the Company recorded a net unrealized gain on derivative instruments and on foreign currency translation of financial instruments of $3.6 million, compared to a net unrealized loss of $2.4 million in the comparable period last year.
Sun Media also earned dividend income of $49.0 million during the nine months ended September 30, 2007 (2006 — $110.5 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $46.2 million (2006 — $107.5 million) and dividend income on its investment in SUN TV preferred shares of $2.8 million (2006 — $3.0 million). Concurrently, Sun Media incurred interest expense of $47.5 million during the nine months ended September 30, 2007 (2006 — $107.3 million) comprised of interest expense on its convertible obligation to Quebecor Media of $44.8 million (2006 — $104.4 million) and interest expense on its convertible obligation to SUN TV of $2.7 million (2006 — $2.9 million).

7

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Excluding the net unrealized losses on derivative instruments and on the foreign currency translation of financial instruments, dividend income and interest on convertible obligations, interest expense decreased $0.5 million compared to the prior year.
Income Taxes
Sun Media’s income tax expense was $0.2 million for the nine months ended September 30, 2007 compared to income tax recovery of $12.1 million for the nine months ended September 30, 2006. The following table summarizes the main components which resulted in the Company’s income tax recovery for the nine months ended September 30, 2007 and 2006:

	Nine months ended September 30,
	2007	2006
	(In thousands of Canadian dollars)

Income before income taxes and non-controlling interest	$74,276	$72,490
Less (add): Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments	(3,643)	2,434
Less: Non-taxable dividend income	(49,009)	(110,545)

	$21,624	$(35,621)

Statutory tax rate	33.8%	33.8%

	7,309	(12,040)

Tax effect on net loss on derivative instruments and on foreign currency translation of financial instruments	(1,681)	(946)
Reversal of future income tax liability (1)	(2,000)	—
Recognition of deferred credit relating to acquisition of non-capital losses (2)	(4,183)	—
Other	721	930

Income tax expense (recovery)	$166	$(12,056)

(1)	During the second quarter of 2007, the Company determined that a future income tax liability initially recorded on the disposition of certain publications was no longer required. Accordingly, the reversal of this liability was recorded in the consolidated statements of income.

(2)	On September 30, 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for net cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit. During the nine months ended September 30, 2007, the Company recognized $4.2 million of this deferred credit and increased its future income tax recovery by the same amount.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
For the three months ended September 30, 2007, cash flows provided by operations increased $1.1 million to $35.3 million from $34.2 million in the same period in 2006. Stronger cash flows resulting from an increase in operating income, as defined by the Company, of $3.7 million during the quarter were offset in part by higher payments for newsprint and other expenses.

8

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
For the nine months ended September 30, 2007, cash flows provided by operations increased $17.3 million to $108.4 million from $91.1 million in the same period in 2006. A positive variance in changes in non-cash balances related to operations generated $26.1 million in cash. This increase was primarily caused by the timing of newsprint and other expense purchases and improved collections of accounts receivable. These increases in cash flow were offset partly by higher restructuring payments of $7.3 million in the nine months ended September 30, 2007, compared to the prior year.
Investing Activities
During the third quarter of 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25% to 75% and acquired the remaining 50% non-controlling interest in the Vancouver 24 hours for total cash consideration of $12.4 million, net of cash acquired. In the second quarter of 2006, the Company acquired two community operations for cash consideration of $1.1 million.
Capital expenditures in the three months and nine months ended September 30, 2007 were $3.6 million (2006 — $5.7 million) and $16.4 million (2006 — $10.8 million), respectively. In the third quarter of 2007 and for the nine months ended September 30, 2007, the Company has made significant investments in its call centre operations, advertising and circulation systems and editorial content management systems, with the objective of standardizing and streamlining Sun Media’s business processes.
On July 13, 2007, the Company redeemed $235.0 million of its investment in preferred shares of Quebecor Media and used the proceeds to redeem $235.0 million of convertible obligations to Quebecor Media. On July 27, 2007, the Company issued new convertible obligations to Quebecor Media of $240.0 million, and used the proceeds to invest in $240.0 million of Preferred Shares of Quebecor Media.
For the three months ended September 30, 2007, the Company made additional cash contributions to SUN TV in the amount of $0.8 million, maintaining its 25% equity interest in SUN TV (2006 — $1.1 million). For the nine months ended September 30, 2007, the Company made cash contributions to SUN TV in the amount of $2.1 million (2006 — $5.7 million).
In the third quarter of 2006, Sun Media’s ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for net cash consideration of $16.1 million.
Financing Activities
In each of the first three quarters of 2007, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its Term Loan B Credit Facility (2006 — Cdn$0.9 million) and Cdn$0.1 million on its Term Loan C Credit Facility. In 2006, the Company made scheduled repayments of Cdn$0.1 million on its Term Loan C Credit Facility in the second and third quarters only.
In the nine months ended September 30, 2007, Sun Media paid dividends of $47.0 million (2006 — $77.5 million) to Quebecor Media in connection with its ownership of Sun Media’s 1,261,001 common shares. Dividend payments for the three months ended September 30, 2007 were $nil (2006 — $7.5 million).

9

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Financial Position
As at September 30, 2007, Sun Media had cash and cash equivalents of $30.3 million compared to cash and cash equivalents of $3.9 million at December 31, 2006 and had $75.0 million available from its revolving credit facility.
As at September 30, 2007, the carrying value of Sun Media’s debt, including the current portion, was $398.1 million. This represents a decrease in debt of $88.6 million from the December 31, 2006 balance of $486.7 million. The decrease was primarily due to changes in the period-end exchange rates used to translate the Company’s foreign-denominated debt as well as the adoption of new accounting standards described in Note 2 and detailed further in Note 10 of the Company’s unaudited consolidated interim financial statements.
As at September 30, 2007, the principal amount outstanding under the Term Loan B Credit Facility was US$179.7 million, the principal amount outstanding under the Term Loan C Credit Facility was Cdn$39.0 million and the aggregate amount outstanding under the Senior Notes was US$205.0 million.
Sun Media believes that cash flows provided by operations and available sources of financing will be sufficient to cover cash requirements for working capital, restructuring activities, capital expenditures, interest payments and scheduled debt repayments.
Pursuant to its financing agreements, Sun Media is required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratios and a leverage ratio (long-term debt over operating income, as defined by its financing agreements). As at September 30, 2007, the Company was in compliance with all required financial ratios.
On October 31, 2007, the Company entered into a $237.5 million subordinated loan agreement with Quebecor Media. The Company utilized proceeds of this financing plus $43.4 million of cash from operations to repay the balance of its Term Loan B including accrued interest, and settled related hedging contracts for total cash consideration of $280.9 million.
In addition, on October 31, 2007, the Company entered in a Fifth Amending Agreement to its credit agreement. The amendment extends the term to October 31, 2012, and modifies certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.
Contractual Obligations
As of September 30, 2007, material contractual obligations included principal and interest repayments on long-term debt, principal and interest repayments on convertible obligations, operating lease arrangements and other commitments and obligations related to derivative financial instruments. Except for the changes in convertible obligations issued to Quebecor Media as described in Note 7(a) of the unaudited consolidated interim financial statements, there was no material change during the first nine months of 2007 compared to the disclosures in the Annual Report for the financial year ended December 31, 2006 (Form 20-F/A).
Financial Instruments
In the normal course of business, Sun Media is exposed to fluctuations in interest rates and exchange rates.
As at September 30, 2007, Sun Media used derivative financial instruments to manage its exchange rate and interest rate exposures. The Company has entered into foreign exchange forward contracts and cross-currency swap arrangements to hedge the foreign currency risk on the entirety of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt. The Company does not hold or use any derivative instruments for trading purposes.

10

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
During the three and nine-month periods ended September 30, 2007, Sun Media recorded losses of $27.0 million and $7.9 million, respectively, on derivative financial instruments for which hedge accounting is not applied (loss of $11.1 million and gain of $3.0 million in 2006). Also, during the three and nine-month periods ended September 30, 2007, Sun Media recorded gains of $3.0 million and $3.4 million, respectively, for the ineffective portion of fair value hedges. During the three-month and nine-month periods ended September 30, 2007, the Company recorded losses of $0.2 million and $1.2 million, respectively, on its embedded derivatives. Finally, a total loss of $0.4 million and loss of $0.4 million was recorded under other comprehensive income in the three and nine-month periods ended September 30, 2007, respectively, in connection with the Company’s cash flow hedge.
NEW ACCOUNTING STANDARDS
The accounting policies described in the Company’s latest audited annual consolidated financial statements have been consistently applied except for the new accounting standards described below and Notes 2 and 6 in the unaudited interim consolidated financial statements for the nine months ended September 30, 2007.
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income (“CICA 1530”), Handbook Section 3855, Financial Instruments — Recognition and Measurement (“CICA 3855”) and Handbook Section 3865, Hedges (“CICA 3865”). The significant changes related to these new accounting standards are as follows:
Comprehensive income
CICA 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the unaudited interim consolidated financial statements now include consolidated statements of comprehensive income.
Financial assets and financial liabilities
CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in financial expenses. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Trade receivables, receivables from related parties, loans and other long-term receivables were classified as loans and receivables. Investments in preferred shares of related companies were classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related companies, were classified as other liabilities.

11

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of the derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives. Derivative instruments are recorded in other liabilities in the consolidated balance sheets.
Hedges
CICA 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.
Accordingly, for derivatives designated as fair value hedges, such as certain cross-currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in financial expenses are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to financial expenses over the remaining term of the original hedging relationship.
For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps and forward exchange contracts used by the Company, the change in the fair value of the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new standards had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $17.0 million

•	Increase in other liabilities of $14.9 million

•	Decrease in long-term debt of $23.1 million

•	Decrease in future income tax liabilities of $11.5 million

•	Increase in retained earnings of $2.8 million

•	Increase in accumulated other comprehensive loss of $0.1 million
In addition, the adoption of these new standards increased net income by $2.6 million for the three months ended September 30, 2007 and $2.8 million for the nine months ended September 30, 2007.
Fair Value Measurements
In September 2006, the Financial Accounting Standards Board (“FASB”) in the United States issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

12

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2007
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to the Company’s financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which Sun Media operates as well as beliefs and assumptions made by management. Such statements include, in particular, statements about plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: anticipated business strategies; anticipated trends in business; and the Company’s ability to continue to control costs. Management can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of local, regional or national advertisers and in the Company’s advertising revenue;

•	labour disputes or strikes;

•	changes in the Company’s ability to obtain raw materials critical to the operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	exchange rate fluctuations that affect the Company’s ability to repay its U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect Sun Media’s ability to repay its U.S. dollar-denominated debt, or that could impact Sun Media’s accounting estimates.
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in Sun Media’s Annual Report on Form 20-F/A, for the fiscal year ended December 31, 2006, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Sun Media will not update these statements unless securities laws require it to do so. Management advises you to consult any documents the Company may file or furnish with the U.S. Securities and Exchange Commission.

13

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

REVENUES	$222,069	$220,697	$682,886	$681,348

Cost of sales, selling and administrative expenses	171,025	173,381	539,829	536,189
Amortization (note 5(a)(i))	6,705	9,369	23,243	27,286
Restructuring charges (note 5)	2,497	—	13,204	7,765
Financial expenses (note 4)	3,012	6,770	30,361	35,238
Equity loss on investment in SUN TV Company	758	542	1,973	2,380

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	38,072	30,635	74,276	72,490

Income Taxes
Current	282	29	952	1,187
Future	5,233	115	(786)	(13,243)

	5,515	144	166	(12,056)

	32,557	30,491	74,110	84,546

Non-controlling interest	194	358	935	1,161

NET INCOME	$32,363	$30,133	$73,175	$83,385

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

NET INCOME	$32,363	$30,133	$73,175	$83,385

Other comprehensive loss, net of income taxes (note 12):
Unrealized loss on derivative financial instruments, net of income tax expense of $387 for the three months ended September 30, 2007 and income tax expense of $626 for the nine months ended September 30, 2007.	(448)	—	(380)	—

COMPREHENSIVE INCOME	$31,915	$30,133	$72,795	$83,385

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
RETAINED EARNINGS AT BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$35,489	$10,874	$38,894	$27,622

Cumulative effect of change in accounting policies (note 2)	—	—	2,783	—

RETAINED EARNINGS AT BEGINNING OF PERIOD, AS RESTATED	35,489	10,874	41,677	27,622

Net income	32,363	30,133	73,175	83,385
Dividends	—	(7,500)	(47,000)	(77,500)

RETAINED EARNINGS AT END OF PERIOD	$67,852	$33,507	$67,852	$33,507

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
CASH FLOWS RELATED TO OPERATIONS
Net income	$32,363	$30,133	$73,175	$83,385
Adjustments net of effects from acquisitions for:
Amortization of property, plant and equipment	6,351	8,643	22,288	25,166
Amortization of intangible assets	354	726	955	2,120
Net unrealized loss (gain) on derivative instruments and on foreign currency translation of financial instruments	(8,505)	(4,608)	(3,643)	2,434
Future income taxes	5,233	115	(786)	(13,243)
Non-controlling interest	194	358	935	1,161
Equity loss on investment in SUN TV Company	758	542	1,973	2,380
Other	317	616	1,300	1,573

	37,065	36,525	96,197	104,976
Changes in non-cash balances related to operations	(1,786)	(2,358)	12,200	(13,893)

Cash flows provided by operations	35,279	34,167	108,397	91,083

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 3)	(12,353)	—	(12,353)	(1,125)
Additions to property, plant and equipment	(3,578)	(5,677)	(16,352)	(10,845)
Proceeds from disposal of assets	574	—	683	—
Redemption of preferred shares of Quebecor Media Inc. (note 7 (a))	235,000	—	235,000	255,000
Investment in preferred shares of Quebecor Media Inc. (note 7 (a))	(240,000)	—	(240,000)	(120,000)
Advances to affiliated companies	(425)	—	(1,295)	—
Equity investment in SUN TV Company (note 7(d))	(750)	(1,125)	(2,050)	(5,744)
Acquisition of non-capital tax losses	—	(16,142)	—	(16,142)
Other	2	2	7	7

Cash flows provided by (used in) investing activities	(21,530)	(22,942)	(36,360)	101,151

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Issuance of long-term debt, net of financing fees	172	(2)	(16)	39,413
Repayment of long-term debt	(973)	(973)	(2,918)	(2,818)
Increase (decrease) in bank indebtedness	—	(2,251)	—	2,201
Redemption of convertible obligations to Quebecor Media Inc. (note 7 (a))	(235,000)	—	(235,000)	(255,000)
Issuance of convertible obligations to Quebecor Media Inc. (note 7 (a))	240,000	—	240,000	120,000
Dividends	—	(7,500)	(47,000)	(77,500)
Reduction in paid-up capital	—	—	—	(40,000)
Other	(299)	(499)	(700)	(1,350)

Cash flows provided by (used in) financing activities	3,900	(11,225)	(45,634)	(215,054)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,649	—	26,403	(22,820)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	12,619	—	3,865	22,820

CASH AND CASH EQUIVALENTS — END OF PERIOD	$30,268	$—	$30,268	$—

CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS
Accounts receivable	4,003	1,656	16,037	8,489
Inventories	1,506	(308)	1,883	380
Accounts payable and accrued liabilities	(12,958)	(455)	(7,660)	(18,045)
Dividend income receivable from related companies	16,514	26,363	16,865	41,237
Interest payable to related companies	(16,039)	(25,609)	(16,380)	(40,070)
Other	5,188	(4,005)	1,455	(5,884)

	$(1,786)	$(2,358)	$12,200	$(13,893)

Cash interest payments (including interest paid on convertible obligations)	$48,845	$77,036	$105,223	$187,767
Cash income tax payments	$276	$483	$967	$2,288
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)
(Unaudited)

	September 30,
	2007	December 31, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,268	$3,865
Accounts receivable	124,072	140,109
Dividend income receivable from related companies (note 7)	13,099	29,964
Inventories	6,709	8,592
Prepaid expenses	5,928	4,881
Future income taxes	22,898	26,869

	202,974	214,280

INVESTMENT IN PREFERRED SHARES OF RELATED COMPANIES (note 7 (a)(b))	594,375	589,375
EQUITY INVESTMENT IN SUN TV COMPANY	3,822	3,745
PROPERTY, PLANT AND EQUIPMENT	149,428	155,680
FUTURE INCOME TAXES	36,880	34,047
OTHER ASSETS	14,539	32,303
GOODWILL (notes 3 and 6)	769,159	756,115

	$1,771,177	$1,785,545

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$141,262	$148,922
Income taxes payable	2,695	3,763
Interest payable to related companies (note 7)	12,677	29,057
Deferred revenue	17,755	19,340
Current portion of long-term debt (note 10)	2,588	3,080

	176,977	204,162

LONG-TERM DEBT (note 10)	395,473	483,637
DERIVATIVE FINANCIAL INSTRUMENTS	234,587	159,458
OTHER LIABILITIES	25,276	23,517
FUTURE INCOME TAXES	14,237	22,981
NON-CONTROLLING INTEREST	1,095	1,720
CONVERTIBLE OBLIGATIONS TO RELATED COMPANIES (note 7)	594,375	589,375

	1,442,020	1,484,850

SHAREHOLDER’S EQUITY
Capital stock (note 11)	261,801	261,801
Retained earnings	67,852	38,894
Accumulated other comprehensive loss (note 12)	(496)	—

	329,157	300,695

	$1,771,177	$1,785,545

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
NATURE OF BUSINESS
The primary operation of Sun Media Corporation (“Sun Media” or “the Company”) is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
1. BASIS OF PRESENTATION
These unaudited interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has consistently applied the same accounting policies described in the Company’s latest audited annual consolidated financial statements, except as described in Notes 2 and 6 below. However, these unaudited interim consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media’s latest audited annual consolidated financial statements and notes thereto. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media’s business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three and nine-month periods ended September 30, 2007.
2. NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income (“CICA 1530”), Handbook Section 3855, Financial Instruments — Recognition and Measurement (“CICA 3855”) and Handbook Section 3865, Hedges (“CICA 3865”). The significant changes related to these new accounting standards are as follows:
(a)	Comprehensive income

CICA 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity during a period arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the unaudited interim consolidated financial statements now include consolidated statements of comprehensive income.
(b)	Financial assets and financial liabilities

CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in financial expenses. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Trade receivables, receivables from related parties, loans and other long-term receivables were classified as loans and receivables. Investments in preferred shares of related companies were classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related companies, were classified as other liabilities.
Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of the derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives. Derivative instruments are recorded in other liabilities in the consolidated balance sheets.
(c)	Hedges

CICA 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross-currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in financial expenses are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to financial expenses over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps and forward exchange contracts used by the Company, the change in the fair value of the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statements of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.
Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new standards had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $17,031

•	Increase in other liabilities of $14,933

•	Decrease in long-term debt of $23,094

•	Decrease in future income tax liabilities of $11,537

•	Increase in retained earnings of $2,783

•	Increase in accumulated other comprehensive loss of $116
The adoption of the new standards resulted in increases of $2,624 and $2,752 in net income, respectively, during the three-month and nine-month periods ended September 30, 2007.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
3. ACQUISITIONS
During the nine-month period ended September 30, 2007, the Company increased its interest in several businesses and has accounted for these acquisitions using the purchase method. Certain purchase price allocations are preliminary and will be finalized as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from the dates of their respective acquisitions.
During the third quarter of 2007, the Company increased its interest in Le Courrier du Sud Inc. by 25% to 75% for cash consideration of $7,867. In the third quarter of 2007, the Company also acquired the 50% non-controlling interest in Vancouver 24 Hours for net cash consideration of $4,486. Prior to the acquisition, the Company had advanced funds of $1,795 to the 50% non-controlling interest of Vancouver 24 Hours. These acquisitions resulted in a total preliminary goodwill of $13,044.
4. FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Interest on long-term debt (note 10)	$11,851	$11,992	$35,092	$35,016
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments (a) (b)	(8,505)	(4,608)	(3,643)	2,434
Amortization of financing costs	364	376	1,092	1,099
Dividend income on preferred shares of related companies (note 7)	(15,189)	(34,059)	(49,009)	(110,545)
Interest on convertible obligations to related companies (note 7)	14,703	33,058	47,494	107,332
Other	(212)	11	(665)	(98)

Total financial expenses	$3,012	$6,770	$30,361	$35,238

(a)	During the three-month and nine-month periods ended September 30, 2007, the Company recorded losses of $26,993 and $7,892, respectively, on derivative instruments for which hedge accounting is not applied (loss of $11,149 and gain of $3,037 in 2006).

(b)	During the three-month and nine-month periods ended September 30, 2007, the Company recorded gains of $3,054 and $3,365, respectively, for the ineffective portion of fair value hedges.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
5. RESTRUCTURING OF OPERATIONS
During the first nine months of 2007, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

			Total Estimated
			Number of				Restructuring
			Full-time Equivalent	Restructuring	Restructuring		Accrual at
			Positions	Accrual at	Charges	Payments in	September 30,
			Affected	December 31, 2006	2007	2007	2007

(a)	Restructuring of printing facilities
	—	London Free Press	114	$4,435	$—	$—	$4,435
	—	Toronto Sun	200	4,371	6,450	(679)	10,142
	—	Ottawa Sun	40	1,130	123	(675)	578
	—	Le Journal de Montréal	146	910	—	—	910
(b)	Restructuring of news production operations		124	327	2,288	(2,403)	212
(c)	General workforce reduction		214	1,605	4,343	(5,055)	893

			838	$12,778	$13,204	$(8,812)	$17,170

(a) Restructuring of Printing Facilities
In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be located in Toronto, Ontario and transfer the printing of certain publications of the Company in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media to be located in Saint-Janvier-de-Mirabel, Québec. During 2006, the Company recorded severance costs of $10,976 and made payments of $130 in connection with this initiative. During the first nine months of 2007, the Company recorded the following additional charges:
(i)	Property, Plant and Equipment

As a result of these new investments, the Company accelerated the amortization of certain presses and related equipment to reflect the shortened useful life of such equipment beginning in the fourth quarter of 2005. For the three months ended September 30, 2007, the Company recorded additional amortization of $849 (2006 — $3,222). For the nine months ended September 30, 2007, the Company recorded additional amortization of $4,792 (2006 — $8,201).
(ii)	Severance and Termination Benefits

During the first nine months of 2007, the Company recorded special termination benefits of $6,450 relating to employees of the Toronto Sun and severances of $123 relating to employees of the Ottawa Sun. During the period, payments of $679 and $675 have been made to employees of the Toronto Sun and Ottawa Sun, respectively.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
(b) Restructuring of News Production Operations
In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. During 2006, the Company recorded severance costs of $2,881 relating to the elimination of an equivalent of 85 full-time editorial positions and made payments of $2,554 in connection with this initiative. During the first nine months of 2007, the Company recorded additional severance costs of $2,288 relating to this initiative. During the same period, payments of $2,403 have been made.
(c) General Workforce Reductions
In 2006, Sun Media implemented a number of voluntary and involuntary workforce reduction programs. During 2006, the Company recorded severance costs of $3,176 relating to the elimination of an equivalent of 98 full-time positions and made payments of $1,571 in connection with these initiatives. During the first nine months of 2007, the Company continued its workforce reduction programs and recorded additional severance costs of $4,343 for the elimination of an equivalent of 116 full-time positions relating to these workforce reduction initiatives. During the same period, payments of $5,055 have been made.
6. GOODWILL
During the second quarter 2007, the Company changed its annual date for the impairment test for goodwill from October 1 to April 1. Accordingly, the Company performed its impairment test for goodwill on April 1, 2007 and concluded that goodwill was not impaired.
7. TRANSACTIONS WITH RELATED COMPANIES
(a) Investment in and Convertible Obligations Issued to Quebecor Media Inc. (“Quebecor Media”)
On July 13, 2007, the Company redeemed $235,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media and used the proceeds to redeem $235,000 of its November 2008 convertible obligation issue.
On July 27, 2007, the Company issued a new convertible obligation to Quebecor Media in the amount of $240,000. This new convertible obligation matures on December 20, 2022, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of this new convertible obligation issue to invest in $240,000 of Quebecor Media Series G Cumulative First Preferred Shares, carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Series F Preferred Shares of Quebecor Media.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
The following tables summarize the Company’s issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
Issue or Redemption Date	2007	2008	2020	2021	2022	Total

Balance — January 1, 2006	$640,000	$350,000	$255,000	$—	$—	$1,245,000
June 12, 2006	(255,000)	—	—	120,000	—	(135,000)
December 28, 2006	(385,000)	(115,000)	(55,000)	—	—	(555,000)

Balance — December 31, 2006	$—	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	—	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	—	240,000	240,000

Balance — September 30, 2007	$—	$—	$200,000	$120,000	$240,000	$560,000

	Quebecor Media Preferred Shares
	12.5%	10.85%	10.85%
Issue or Redemption Date	Series A	Series F	Series G	Total

Balance — January 1, 2006	$990,000	$255,000	$—	$1,245,000
June 12, 2006	(255,000)	120,000	—	(135,000)
December 28, 2006	(500,000)	(55,000)	—	(555,000)

Balance — December 31, 2006	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000

Balance — September 30, 2007	$—	$320,000	$240,000	$560,000

During the three months ended September 30, 2007, dividends of $14,259 (2006 — $33,050) were declared on the Cumulative First Preferred Shares of Quebecor Media. During the nine months ended September 30, 2007, dividends of $46,219 (2006 — $107,518) were declared on the Company’s Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $64,014 (2006 — $149,764) from Quebecor Media during the nine months ended September 30, 2007. As at September 30, 2007, the dividend income receivable from Quebecor Media was $12,057 (December 31, 2006 — $29,852).
During the three months ended September 30, 2007, the interest expense on the Company’s convertible obligations amounted to $13,803 (2006 — $32,082). During the nine months ended September 30, 2007, the interest expense on the Company’s convertible obligations amounted to $44,794 (2006 — $104,403). For the nine months ended September 30, 2007, the total interest paid on the convertible obligations was $62,074 (2006 — $145,449). As at September 30, 2007, the unpaid interest on the convertible obligations was $11,668 (December 31, 2006 — $28,948).
(b) Investment In and Convertible Obligation Issued to SUN TV
During the three months ended September 30, 2007, dividends of $930 (2006 — $1,009) were declared on the SUN TV Preferred Shares. During the nine months ended September 30, 2007, dividends of $2,790 (2006 — $3,027) were declared on the SUN TV Preferred Shares. Sun Media received payments of dividend income of $1,860 (2006 — $2,018) from SUN TV during the nine months ended September 30, 2007. As at September 30, 2007, the dividend income receivable from SUN TV was $1,042 (December 31, 2006 — $112).

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
During the three months ended September 30, 2007, interest expense on the convertible obligations amounted to $900 (2006 — $976). During the nine months ended September 30, 2007, interest expense on the convertible obligations amounted to $2,700 (2006 — $2,929). For the nine months ended September 30, 2007, the total interest paid on the convertible obligations was $1,800 (2006 — $1,953). As at September 30, 2007, the unpaid interest on the convertible obligations was $1,009 (December 31, 2006 — $109).
As at September 30, 2007, the Company’s investment in SUN TV preferred shares and convertible obligations was $34,375 (December 31, 2006 — $34,375).
(c) Management Fees to Quebecor Media
During the three months ended September 30, 2007, the Company recorded Quebecor Media management fees of $2,300 (2006 — $2,171). During the nine months ended September 30, 2007, the Company recorded Quebecor Media management fees of $5,900 (2006 — $6,514). These management fees are included in cost of sales, selling and administrative expenses in the consolidated statements of income. As at September 30, 2007, $500 was outstanding relating to the management fees (2006 — $nil).
(d) Additional Equity Investment in SUN TV
During the three months ended September 30, 2007, the Company made $750 (2006 — $1,125) in additional cash contributions to SUN TV to maintain its 25% equity interest. During the nine months ended September 30, 2007, the Company made $2,050 (2006 — $5,744) in additional cash contributions to SUN TV.
(e) Other Transactions
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec, at prices and conditions prevailing on the open market, with related parties under common control in the normal course of operations. These transactions were concluded and accounted for at their exchange values.
8.	PENSION PLANS
The Company maintains defined contribution and benefit pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Defined contribution plans	$920	$816	$2,511	$2,449
Defined benefit plans	3,610	2,970	9,280	9,004

Total benefit cost	$4,530	$3,786	$11,791	$11,453

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
9.	STOCK OPTION PLANS
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the nine-month period ended September 30, 2007:

		Weighted
		-average
		exercise
	Number	price

Outstanding options, as at December 31, 2006	777,620	$18.57
Granted	651,000	$44.45
Cancelled	(41,846)	$17.86

Outstanding options, as at September 30, 2007	1,386,774	$30.74

Vested options, as at September 30, 2007	618,429	$17.01

During the three months ended September 30, 2007, the Company recognized stock compensation expense of $2,940 (2006 — $908) related to the Quebecor Media stock-based compensation plan. During the nine months ended September 30, 2007, the Company recognized stock compensation expense of $6,796 (2006 — $2,374) related to the Quebecor Media stock-based compensation plan.
10.	LONG-TERM DEBT

	September 30,	December 31,
	2007	2006

Long-term debt (a)	$419,425	$486,717
Change in fair value of debt for hedged interest rate risks	(15,173)	—
Adjustment related to embedded derivatives	(899)	—
Financing fees, net of amortization	(5,292)	—

	$398,061	$486,717
Less: Current portion	(2,588)	(3,080)

	$395,473	$483,637

(a)	Period-end exchange rates were used to translate foreign-denominated debt.
11.	CAPITAL STOCK
(a) Authorized capital stock:
10,000,000,000 Voting Class A Common Shares, without par value;
10,000,000,000 Non-voting redeemable Class B Preferred Shares, without par value;
10,000,000,000 Non-voting Class C Preferred Shares, without par value;

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
(b) Issued and outstanding capital stock:

	Common Shares
	Number	Amount

Balance as at December 31, 2006 and September 30, 2007	1,261,001	$261,801

12.  ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance — December 31, 2006	$—
Cumulative effect of change in accounting policies (note 2)	(116)
Other comprehensive income, net of income tax expense of $626	(380)

Balance — September 30, 2007	$(496)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges.
13.	SEGMENTED INFORMATION
Management has reviewed the requirements of CICA Handbook Section 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.
14.	SUBSEQUENT EVENTS
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement with Quebecor Media. The Company utilized proceeds of this financing plus $43,400 of cash from operations to repay the balance of its Term Loan B including accrued interest, and settled related hedging contracts for total cash consideration of $280,900.
In addition, on October 31, 2007, the Company entered into a Fifth Amending Agreement to its credit agreement. The amendment extends the term to October 31, 2012, and modifies certain definitions and covenants related to leverage and interest coverage ratios, while removing the fixed charge ratio.
15.	MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media’s unaudited interim consolidated financial statements, including disclosures that are required under GAAP in the United States.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships
The following U.S. GAAP financial information from the consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2006 has been restated and the consolidated balance sheet as at December 31, 2006 was previously restated, to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting of a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with GAAP in the United States due to a misinterpretation of the applicable U.S. GAAP.
The following tables summarize the effects of the adjustments on previously reported U.S. GAAP information.

	Three months	Nine months
	ended	ended
	September 30,	September 30,
Consolidated Statements of Income and Comprehensive Income	2006	2006

Decrease in change in fair value and ineffective portion of derivative instruments	$(2,569)	$(7,705)
Decrease in income tax expense	427	943

Net decrease in net income and comprehensive income	$(2,142)	$(6,762)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Consolidated Statements of Income	2007	2006	2007	2006
		(restated)		(restated)

Net income per Canadian GAAP	$32,363	$30,133	$73,175	$83,385
Adjustments:
Pension and post-retirement benefits (a)	150	40	449	121
Derivative financial instruments (c)	227	1,297	1,182	505
Non-monetary transactions (d)	(15)	(15)	(46)	(46)
Share-based payments (e)	(700)	—	(700)	—
Related party transactions (f)	(1,443)	—	(4,183)	—
Income taxes on U.S. adjustments	118	(701)	(278)	(1,647)

Net income per U.S. GAAP	$30,700	$30,754	$69,599	$82,318

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Consolidated Statements of Comprehensive Income	2007	2006	2007	2006
		(restated )		(restated)

Net income per Canadian GAAP	$32,363	$30,133	$73,175	$83,385
Other comprehensive loss per Canadian GAAP	(448)	—	(380)	—

	31,915	30,133	72,795	83,385
U.S. GAAP adjustments to net income, per above Adjustments:	(1,663)	621	(3,576)	(1,067)
Pension and post-retirement benefits (a)	1,093	1,385	3,280	4,155
Derivative financial instruments (c)	—	617	—	1,141
Income taxes on comprehensive income	(363)	(982)	(1,109)	(2,815)

Comprehensive income per U.S. GAAP	$30,982	$31,774	$71,390	$84,799

	September 30,	December 31,
Accumulated other comprehensive loss	2007	2006

Accumulated other comprehensive loss per Canadian GAAP	$(496)	$—
Adjustments:
Pension and post-retirement benefits (a)	(22,160)	(25,440)
Derivative financial instruments (c)	—	(1,441)
Income taxes on comprehensive income	7,224	9,658

Accumulated other comprehensive loss per U.S. GAAP	$(15,432)	$(17,223)

	September 30,	December 31,
Consolidated Shareholder’s Equity	2007	2006
		(restated)

Shareholder’s Equity per Canadian GAAP	$329,157	$300,695
Cumulative Adjustments:
Pension and post-retirement benefits (a)	(18,586)	(22,315)
Restructuring charges (b)	(6,981)	(6,981)
Derivative financial instruments (c)	(899)	(10,952)
Non-monetary transactions (d)	1,719	1,765
Share-based payments (e)	(1,600)	(900)
Related party transactions (f)	4,217	8,400
Income taxes on U.S. adjustments (g)	9,139	22,067

Shareholder’s Equity per U.S. GAAP	$316,166	$291,779

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)

	September 30, 2007		December 31, 2006
Consolidated Balance Sheet Data	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP

Current assets	$202,974	$202,974	$214,280	$214,280
Goodwill	769,159	765,736	756,115	752,692
Future income tax asset	36,880	39,580	34,047	34,047
Other assets	14,539	9,536	32,303	17,427

Current liabilities	176,977	174,360	204,162	196,662
Future income tax liability	14,237	7,412	22,981	3,230
Long-term debt	395,473	396,372	483,637	469,008
Convertible obligations	594,375	594,375	589,375	589,375
Other liabilities	259,863	275,669	182,975	215,472
Total shareholder’s equity	329,157	316,166	300,695	291,779
Consolidated Statements of Cash Flows
The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.
(a) Pension and Post-Retirement Benefits
Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS158”), was issued in 2006 and requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. The recognition and disclosure provisions of SFAS158 are effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statements of income.
Under U.S. GAAP, prior to 2007, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS158.
Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.
(b) Restructuring Charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
(c) Derivative Financial Instruments
Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in earnings. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in earnings under U.S. GAAP could differ from the measurement under Canadian GAAP.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.
(d) Non-Monetary Transactions
In April 2005, the Company exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses was a non-monetary transaction, it was accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of the Company’s publication in 2005 and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.
(e) Share-Based Payments
Under U.S. GAAP, the Company adopted Financial Accounting Standards No. 123R, Share-Based Payments (“SFAS123R”). In accordance with SFAS123R, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period until settled. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.
(f) Related Party Transactions
In the third quarter of 2006, the Company entered into a tax consolidation transaction by which Quebecor Inc., the ultimate parent company, transferred to the Company non-capital tax losses for net cash consideration of $16,142. Under GAAP in Canada, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in the recognition of a deferred credit of $8,400, which reduces future income tax expense as these tax deductions are used. Under GAAP in the United States, since this transaction related to an asset transfer from Quebecor Inc. to the Company, the difference between the carrying value of the tax deductions transferred and the cash consideration paid has been recognized in contributed surplus.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine-month period ended September 30, 2007
(In thousands of Canadian dollars except for share information)
(Unaudited)
(g) Income Taxes
Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN48”). FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN48 did not have an impact on Sun Media’s consolidated statements of income.
Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the one used under the new rules of FIN48.
Further adjustments represent the tax impact of U.S. GAAP adjustments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ John Leader
Date: November 22, 2007		Name:	John Leader
		Title:	Executive Vice President, Finance and Chief Financial Officer